Filed by Carbon Revolution Limited
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Twin Ridge Capital Acquisition Corp.

IPO Edge EV Panel Transcript
April 4, 2023

John Jannarone:
Good morning, good evening, wherever you are around the world. Thank you for joining us. I'm John Jannarone, editor and chief of IPO Edge, here with my co-host Jarrett Banks. We're here with an exciting EV panel covering quite a wide portion of this industry, all the way from wheels and lithium out to ride-sharing and charging stations. We have four companies with us. Two of them are already public, two of them are in the process. You're going to meet them over the course of the next hour.

Before we jump into everything, I'd like to remind everyone to ask questions. The easiest way to do so is on the Zoom portal, right there in front of you. We can all see them, if you enter those, and we'll hit those in the last 10 or 15 minutes of the hour. Additionally, if you'd like to watch a replay, if you're busy and have to drop earlier, want to watch it again, you can very easily find the recording most easily on ipo-edge.com, or under any of the various stock tickers related to the guests today on Yahoo Finance and on Bloomberg.

Very quickly, I'm very happy to have a couple of repeat guests back. First, we have Maciej Jastrzebski, who's the co-founder and CEO, and director of LI-Metal Corp, which trades in Canada under LIM, and over the counter here, LIMFF. We've got Marcy Bauer, who's the senior Vice President of program development at EVgo that trades under EVgo. We've got Jake Dingle, who is the CEO of Carbon Revolution, which is going public with Twin Ridge Capital, TRCA. We have Greg Moran, CEO of Zoomcar, which is also in the process of going public. We'll hear more about that from him later. And, of course, we have another frequent guest on our program, Ramey Layne. Happy to have him back. And a new guest, I believe, Kevin Mclaughlin. Sorry about that lowercase cell there, Kevin. Thanks for joining us. With that, we're going to introduce our first two guests. That's going to be Jake and Maciej with Jarrett. So Jarrett, take it away.

[…]

Jarrett Banks:
All right, great. Let's bring in Jake Dingle, the CEO of Carbon Revolution, joining us all the way from Australia. Jake, thanks for staying up so late to be with us here today. Could you just give us an overview of how Carbon Revolution fits into this EV puzzle?

Jake Dingle:
Yeah, good morning, Jared and thank you. Yes, it's actually quite a complimentary story to Maciej, so Carbon Revolution is already a tier one supplier to the global automotive industry. We've brought market a single piece carbon fiber wheel. So this wheel saves about 50%, or up to 50% of the weight of conventional aluminum wheels. We already have supply contracts in the market with major OEMs including Ford and Ferrari, and General Motors, and there are others that are coming to the market that are not yet announced. So we have an established position. We've already put almost 70,000 wheels on the road. So this has been something that's been in the market for some time. It's an efficiency technology, so saving up to 50% of the weight of wheels is really significant. Wheels are part of the rotating unsprung mass of a vehicle that's considered to be the most important mass for reduction, or most important to reduce weight, because of the impact it has on the efficiency and the performance of a vehicle.

So if you think of what we've brought to market, it's an efficiency technology. The first adoption of this, and the first penetration of the market has really been in the performance sector, where you've seen it on vehicles like most recently on the Z06 Corvette, the efficiency there has been used for performance. The General Motors has claimed about a one and a half second lap saving on a two-minute lap on that vehicle. But really, as an efficiency technology, it has a real home in the EV space. And that's where we are now starting to see a great deal of interest and, in fact, a high proportion of our upcoming programs now for the EV space and increasingly for the larger vehicles. And really that is for the efficiency that it can deliver in terms of range extension and other benefits for those vehicles.

Jarrett Banks:	All right, great. Now, some people may, as you mentioned, Ferrari, think about supercars, but this is actually applicable to just... You also mentioned Ford. So tell us a little bit more about that.

Jake Dingle:
Well, as I said, the efficiency that's delivered by this much weight reduction in a vehicle, it delivers a huge performance advantage. And that translates into performance vehicles like the Mustangs, the Corvette, the Ferraris that we've put wheels onto, but that much weight as particularly as vehicles get larger and larger in the EV space. And wheel sizes have been increasing over the past three decades. So. I don't know if you've ever tried to pick up a 23 or a 24-inch aluminum wheel, but they're incredibly heavy. And in the same way that Maciej has just been describing, the weight that we're seeing now coming about as vehicles are electrified by the OEMs is really significant. And so we are able to shave. So, for example, in some of these larger wheel sizes, over a hundred pounds of weight saving, and that weight save is very significant in an EV, and it can translate into five to 10% efficiency in the current sort of world of battery efficiency.

But as battery efficiency improves, that will deliver even greater range, because the weight that we save remains the same whilst the battery efficiency increases. You'll see vehicles with something in the order of 1600 pounds of battery weight, we're able to save a hundred pounds. Then just purely in weight terms, that's about a six and a quarter percent improvement in range if that weight save is put directly back into batteries. With carbon fiber wheels, you can provide much more efficient aerodynamic shapes, which adds to the range extension, because it enables greater efficiency at high speed running. And we also deliver benefits in terms of the wheels being quieter. So composite materials are more damped than metals. You can imagine in an EV, there's no engine noise. So a lot of the issues with transmitted noise off the road are due to the fact that there's no engine to drown that out.

So being able to deliver a weight save, but also a sound reduction, where the OEMs are now looking at sound reduction or sound treatment, which includes putting things inside tires or inside the body of vehicles, which adds cost and weight. So we can deliver a benefit there as well. And that's why we can see between five and 10% range extension purely just from the application and the integration of this technology, which is very significant. And we're seeing that play out with our customers purely in terms of range. But then we get into issues like structural performance, wheels that are heavy in aluminum on these very heavy vehicles are starting to challenge the structures, the supporting structures like suspension, which can't cope with some of the road impacts that are faced by vehicles just in day-to-day running. Particularly in places like Detroit where there are a lot of potholes on the road, and other parts of the world.

And then there are regulatory drivers. The vehicles are getting so heavy that they're really pushing up against some regulatory weight limits that constrain the ability of OEMs to derive CAFE credits in terms of being able to meet those requirements. So there's more than just range. There's also structural, as well as regulatory, drivers for looking for things that can deliver this much weight save. And it's low investment, it doesn't require retooling of chopped, which can cost billions of dollars. It's something that can be integrated into a vehicle as a relatively straightforward bolt-on technology that delivers all this benefit.

Jarrett Banks:	Okay. Can you provide some details on the advantages of your manufacturing process and maybe your current and expected capacity?

Jake Dingle:
Sure. Yes. The manufacturing process has been developed in parallel with developing the product. So the product is unique and the manufacturing processes have been developed concurrently, which you can imagine is a very powerful way of developing intellectual property and protecting it at the same time.

As I said earlier, this has enabled us to already have sold up towards 70,000 wheels. We have a large backlog of orders as well. So we have just recently announced that our backlog has moved from about $330 million US of backlog to now about over $460, and that will continue to climb. So that really indicates the demand for what we're producing and is underpinning the scale-up that we have underway at the moment.

So the market's enormous. There's over 400 million wheels produced and put on new cars each year, and so we're still really scratching the surface of that. And we've continued to automate and industrialize our manufacturing processes, driving efficiency into this and ensuring that we can bring our costs down significantly as we grow and as the demand is increasing.

It's a classic trickle-down technology, it started at a very premium level, premium in performance, and is now gradually making its way into less premium applications. And as we continue to industrialize and then develop a template for or refine our template for industrial production on what we call our Mega-line.

So our first Mega-line, which is a full integration of all of our proprietary manufacturing processes that are connected together with state-of-the-art transport technologies that enable us to reduce a lot of the labor costs, that's being commissioned as we speak, that's already producing wheels very successfully for our customers and is being filled out progressively in our Australian plant.

That Mega-line forms a template for future offshore facilities where we can get our manufacturing into more strategically located locations, in North American locations for example to supply larger contracts to our major North American customers. And that enables us to further reduce our costs, reduce the logistics costs and the variable costs, and get much closer. And this then becomes a much more disruptive technology.

And that is what we've heard from our customers. They're demanding this in higher volumes and want to see us continue to progress with this industrialization and scale-up strategy that we're in the midst of now.

Jarrett Banks:	All right, great. This question is for both of you, who are your competitors and how do you distinguish yourselves from them?

Maciej Jastrzeb...:	Thanks for that, Jarrett-

Jake Dingle:	I can-

Maciej Jastrzeb...:	Oh, sorry. Sorry.

Jake Dingle:	Go ahead, Maciej. I'll go after you.
[…]
Jarrett Banks:	Great. Jake?

Jake Dingle:
Yeah, thank you. We certainly do have a significant lead at the moment, but this is a very large market, and obviously attractive and a lot of tailwinds in terms of weight-saving technology. So we know that others are working to try to do this. We've established a significant lead, and obviously our aim is to sustain that into the future.

And I guess there are a number of ways that we've established the lead and are looking to maintain it. Obviously, as I mentioned earlier, all of our product and process technologies have been developed in parallel. And that's a non-trivial sort of barrier to entry given the complexity of carbon fiber composite materials.

So we have specifically designed proprietary computational tools that enable us to design in a virtual sense the products before we start to build and develop prototypes for testing. We have a significant number of patents, over 90 granted and pending patents that are protecting a huge number of different aspects of our technology.

And we've obviously, we've invested now well over $250 million to get us to this stage. And that's come out of a startup environment where we originated the business, so that's a very significant amount of capital invested in this intellectual property.

And then one of the key areas as well which is less obvious is the relationships that we've developed through delivering a product and a manufacturing process and a level of quality to our global OEM customers that they're comfortable with for a safety critical technology.

And it's not easy to get these major global OEMs to switch to something completely new in a safety critical area of the vehicle. And so the threshold that needs to be reached or the hurdles that need to be overcome in order to do that are very, very high, and they put quite a significant amount of work in to do that as well.

So establishing those relationships is important and then provides us with a good position to grow. And you'll see with our customers, there is a great deal of repeat business. So we have multiple programs with the majority of our customers already, and that continues. So that's really a reflection of the comfort level that they have with our technology and our business and our ability to keep delivering.

So there are significant barriers to entry. We do work on the basis that others are seriously working on trying to do this, so having the best products, delivering the most value to our end customers and having the most competitive cost base gives us a very, very strong and sustainable future competitive advantage as well.

Jarrett Banks:	All right. Last question for both of you. What is something that you would like potential customers to know about your companies that they may not be aware of?

[…]

Jarrett Banks:	All right. Jake?

Jake Dingle:
I would say over the last 18 months, or 12 to 24 months really, we've heard very, very clearly from our customers that they love this technology. It's obviously something that's coming to market on premium and very high-profile vehicles, but there is now the challenge that's been thrown out to transition from that more niche part of the market into more mainstream and disruptive applications.

And so it really explains what we're doing right now with the merger with Twin Ridge. They are re-domiciling the business and our listing into North America to access the sort of markets that enable us to grow as quickly as our customers are really demanding to see us grow this technology and to drive it further and further into a more high volume and more disruptive state.

And that doesn't mean we all stop doing performance and premium vehicles, it just means that we're expanding the base of what we do. And with all the technology we've developed, able to offer this technology to much bigger applications or more widespread applications in those variants of our technology.

And so I think our customers have thrown that challenge to us and they're very well aware of what we're doing, why we're making this shift and gaining access to that sort of a market in terms of the capital markets. They're very comfortable with the technology and with our manufacturing processes, as I said before, and now seeing that we'll have the kind of balance sheet that supports our growth aspirations and their aspirations for this technology is really important. And I guess as we get this merger completed, that will really cement that in their minds and underpin the strength of those future relationships.

Jarrett Banks:	All right. Many thanks. Gentlemen, let's bring John back and move on with the program.

[…]

John Jannarone:
Great. All right, we've got some audience questions here. Let's go back to Jake here, since Jake was one of the first speakers. Jake, someone's curious about the range and durability of carbon revolutions wheels compared to the traditional ones. Presumably... Well, I'm not sure. You tell me. I think the thinking might be, if they're that much lighter, are they as durable?

Jake Dingle:
That's a great question. The answer is yes, at least durable. So the properties of carbon fiber composite materials, if they're designed correctly, are extremely good. From a durability point of view, both impact and fatigue, they perform very, very well. That's why rotor blades on helicopters and wings on fixed wing aircraft are made from the same material. So we don't get any exceptions or any exemptions from our customers. In fact, quite the opposite. We have to pass and exceed all of the same validation requirements that aluminum wheels have to pass. And so the tests are typically assuming a lifetime of well over 300,000 kilometers, and then there's factors of safety on top of that. So the really clear message there is we get no exceptions and no special consideration. In fact, quite the opposite. But in fact, the material properties of carbon fiber composites in this application and the way that they're designed for this application means that they have some real advantages from a durability point of view.

So we design to meet the requirements of the OEM and to maximize or optimize the weight saving. So we don't try to make them twice as strong because that then changes the whole system dynamics of the vehicle. We make them the strength that the OEM requires them to be and with the biggest possible weight [inaudible 00:52:36].

[…]

John Jannarone:
Great. I want to give one back here to Greg and Jake, and perhaps we could get Ramey and or Kevin to jump in here. Obviously the pace of announced going public transactions slowed down, but you guys are going for it. Jake, can you tell us just how thought process worked out there? Because I think a lot of other folks decided, let's just wait a while, but you decided to go for it. Can you just tell us what your thoughts were and how it's playing out?

Jake Dingle:
Sure. So the context for what we are doing now really, as I mentioned earlier, it really relates back over a year ago, and really over the last several years where our customers have increasingly said to us or communicated that they want to see the growth strategy underpinned by our ability to fund that reliably. They understand that there's a very strong product and process technology here, but want to understand how a company that's been founded and developed in Australia can then transition to a real scale provider of a disruptive technology. And so we didn't have any preconceived view of how we would do that. We established processes to look for the right forms and the right sources of capital that's ultimately led us to a US capital market strategy. The market, it's obviously from a customer concentration point of view. It's very important, very strategic to us.

North America is obviously a very early and rapid adopter of our technology. And certainly, broadly speaking, capital markets and providers of capital and related elements of the industry really understand what we're doing. And so it's proven to us that the availability of that funding is there, and an understanding of why our technology is experiencing such significant tailwinds from this transition to the EV space. So we didn't come into the process with a preconceived notion of how we were going to do it. By entering that process, it took us to ultimately looking at this merger. Twin Ridge is a very, very strong and credible partner to merge with and really understand what we are doing. And jointly, I think we've got very much a shared vision for what we aspire to do with the business. And what we've established now from our Australian base is just a fantastic springboard. So this is a great fit for us and it's being embraced. So we are very comfortable that we're on a successful track here.

[…]

John Jannarone:	Great. Perfect, Greg. Thank you. Jarrett, I'm going to hand it back to you because something we haven't addressed here is a political question. Why don't you offer that to the group?

Jarrett Banks:
Yeah, I'd just like to open this up to everyone. How much does regulation, the regulatory environment influence everything from nose to tail in this industry, from Europe banning fossil fuel sales of cars from 2035 to all the Biden incentives? What are your thoughts?

[…]

Jake Dingle:
I think from our point of view, just to back up what Marcy has said, our customers are already moving very rapidly and decisively in this direction. It's not something that appears to be in any way reversible. And so the new regulatory changes are going to just reinforce that. And so if you have a technology like what we've been talking about today, that is very much a supporter of this transition in the global automotive industry, then it can only be a positive thing. So I think it's just reinforcing a trend that's now got enormous momentum, and is not going to reverse. It's just going to speed up.

[…]

John Jannarone:
Great. All right. Well, Jarrett, I think we can leave it there. Thanks everyone. Apologies for running over. This is a terrific panel, as I said, very dense. If you'd like to watch a replay, please check it out on ipo-edge.com or look up any of these four relevant stock tickers on Yahoo or Bloomberg [inaudible 01:02:47] you can find it there. So thanks all of you for joining us, especially Jake, all the way from down under. Thanks everyone. Jake, good night.

Jake Dingle:	Thank you.

John Jannarone:	Everyone else, have a good day.

Information about Proposed Business Combination

As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement (“BCA”) and accompanying scheme implementation deed (“SID”) that is expected to result in Carbon Revolution becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, Carbon Revolution Limited (formerly known as Poppetell Limited), a private limited company incorporated in Ireland with registered number 607450 (“MergeCo”), that will become the parent company of the Company and Twin Ridge, are expected to trade on a national exchange in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed business combination involving CBR, TCRA, MergeCo, and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed business combination, MergeCo has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), including a preliminary proxy statement of TRCA and a preliminary prospectus of MergeCo relating to the ordinary shares of MergeCo, par value $0.0001, to be issued in connection with the proposed business combination. The Registration Statement is subject to SEC review and further revision and is not yet effective. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, when available, or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to shareholders of TRCA as of a record date to be established for voting on the proposed business combination. Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, the definitive proxy statement/ prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the BCA and SID, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed business combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of TRCA’s directors and officers in the Registration Statement, TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual report on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination, when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risks that we will not secure sufficient funding to proceed through to completion of the transaction, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed business combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2022 in each case, under the heading “Risk Factors,” and other documents of TRCA or MergeCo to be filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.